

02006830

TED STATES
EXCHANGE COMMISSION
on, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Unibanco Securities Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Bethlem — 212-207-9418
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Ave of Americas	New York	N.Y.	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **William Bethlem**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Unibanco Securities Inc.**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID ERIC SPENCER
Notary Public, State of New York
No. 31-4751267
Qualified in New York County
Certificate Filed in New York County
Commission Expires July 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unibanco Securities Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100


RECEIVED
MAR 01 2002
352

Report of Independent Accountants

To the Board of Directors and
Stockholder of
Unibanco Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Unibanco Securities Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

Unibanco Securities Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 588,717
Receivable from clearing broker	159,380
Receivable from affiliate	173,265
Other receivables	8,424
Fixed assets (net of accumulated depreciation and amortization of $151,977)	251,931
Total assets	**$ 1,181,717**
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 196,783
Payable to affiliate	7,069
Total liabilities	203,852
Stockholder's equity	977,865
Total Liabilities and Stockholder's Equity	$ 1,181,717

The accompanying notes are an integral part of this financial statement.

1. Operations

Unibanco Securities Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of UBB Holding Company, Inc., a Delaware Corporation, whose ultimate parent is Unibanco – Uniâo de Bancos Brasileiros S.A (the "Parent Company"), a banking corporation incorporated under the laws of Brazil.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company acts as a broker for U.S Institutional customers primarily in Brazilian and other foreign securities.

2. Significant Accounting Policies

Basis of presentation
The Company's records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles in the United States of America.

Securities transactions
Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets
Computer hardware and software are carried at cost and depreciated on a straight line basis using an estimated useful life of two years.

Furniture and fixture are carried at cost and depreciated on a straight line basis using an estimated useful life of three years.

Office equipment is carried at cost and depreciated on a straight line basis using an estimated useful life of five years.

Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Clearing arrangements
Pursuant to an agreement between the Company and its correspondent clearing broker, all securities transactions, except those executed on the Brazil exchange, effected by the Company were introduced and cleared on a fully disclosed basis through a U.S. correspondent clearing broker. Securities transactions executed on the Brazil exchange are executed and cleared by Unibanco Corretora de Valores Mobiliarios S.A., an affiliate.

Uses of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

3. Related Party Transactions

During 2000, the Company entered into an agreement to provide business advisory services, primarily research on the U.S. capital market environment, the U.S. demand for Brazilian equity and fixed income securities and other economic factors and trends in the U.S., to Unibanco Corretora de Valores Mobiliarios S.A., an affiliate.

The Company executes and clears all securities transactions on the Brazil exchange through an affiliate. Receivable from affiliate of $173,265 represents commissions receivable from the affiliate on securities transactions.

Under an informal agreement, the Company is reimbursed for occupancy and office expenses paid by the Company and charged to an affiliate, Unibanco - Uniâo de Bancos Brasileiros SA -New York Representative Office.

Certain expenses, including general office expenses, are paid on the Company's behalf by Uniâo de Bancos Brasileiros SA -New York Representative Office. At December 31, 2001, amounts payable to Unibanco - Uniâo de Bancos Brasileiros SA -New York Representative Office under this arrangement totaled $7,069.

4. Income Taxes

At December 31, 2001, the Company has a net operating loss carryforward for income tax purposes aggregating $1,304,594 which will expire in 2020.

The Company follows Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes," which requires that net deferred tax assets be recognized immediately unless it is more likely than not that the tax benefits will not actually be realized some time in the future. At December 31, 2001, the Company's net deferred tax assets, primarily attributable to operating loss carryforwards and deferred rent, approximate $443,500 against which a full valuation allowance is provided.

5. Lease Commitments

The company rents office space under operating leases terminating in 2008. The following is a schedule of future minimum lease payments under noncancelable lease agreements:

Year ending	
2002	$ 297,540
2003	308,415
2004	323,640
2005	323,640
2006 and thereafter	890,010
	$ 2,143,245

6. Benefit Plan

All full-time employees of the Company are eligible to participate in the Company's 401(k) Plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants can elect to defer up to $10,500. The Company provides a matching contribution of 100% of the first 5% contributed by each participant.

7. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $475,836, which was $375,836 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was 0.42 to 1.

8. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

9. Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.